June 1, 2018

Craig Arakawa

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:

Your Letter Dated May 25, 2018 (the “Comment Letter”) Regarding the Form 10-K for the Year Ended December 31, 2017 Filed February 22, 2018 and Response Letter dated May 10, 2018 of Herbalife Nutrition Ltd. (File No. 001-32381)

Dear Mr. Arakawa:

Herbalife Nutrition Ltd. (the “Company” or “we”) takes its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings very seriously and appreciates comments from the Staff of the Securities and Exchange Commission (the “Staff”) as well as the opportunity the review process provides to improve the content of the Company’s public filings. For ease of reference, the headings and paragraph below correspond to the headings and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text.

In response to your comment, the Company offers the following response:

Form 10-K for the Year Ended December 31, 2017

Item 1. Business

Member Base, page 8

1.

We note your response to comment 1. Please disclose the total membership, including members for China, and your “preferred members” and “distributors” for the fiscal year ended December 31, 2017. Alternatively, please provide a detailed analysis as to how you determined this information is not material.

Company Response:

We note the Staff’s comment, and in response thereto, respectfully note that although we believe the total number of members does not have the same utility to management or investors it once did, at the Staff’s request, we will disclose the following information in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 and we will disclose similar information as of the most recent fiscal year end in Item 1. Business of our 2018 Annual Report on Form 10-K:

As of December 31, 2017, we had approximately 4.0 million members, including 0.6 million preferred members and 0.5 million distributors in the markets where we have provided these two categories and 0.3 million sales representatives, sales officers and independent service providers in China.

* * * * *

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE NUTRITION LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Executive Vice President Chief Financial Officer

cc:	Richard Goudis, Chief Executive Officer
Henry Wang, Executive Vice President and General Counsel
Brian Lane, Gibson, Dunn & Crutcher LLP
Joshua Abraham, PricewaterhouseCoopers LLP